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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

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                       Indigo Aviation Aktiebolag (publ.)

                            (Name of Subject Company)

                       Indigo Aviation Aktiebolag (publ.)
                        (Name of Person Filing Statement)

                 Ordinary Shares and American Depositary Shares,
         each American Depositary Share representing one Ordinary Share
                         (Title of Class of Securities)

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                    45567P 10 4 (American Depositary Shares)
                      (CUSIP Number of Class of Securities)

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                                  Sven Holmgren
                      Vice President and Corporate Counsel
                               Indigo Aviation AB
                              Sodra Forstadsgatan 4
                             S-211 43 Malmo, Sweden
                               011-46-40-660-3001
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

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                                 With a copy to:

                            Kenneth C. Hoffman, Esq.
                             Greenberg Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 579-0500

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Item 1.  Security and Subject Company.

         The name of the subject company is Indigo Aviation Aktiebolag (publ.), a limited liability company organized under the laws of the Kingdom of Sweden, and the address of the principal executive offices of Indigo is Sodra Forstadsgatan 4, SE-211 43 Malmo, Sweden. The titles of the classes of equity securities to which this statement relates are Indigo's ordinary shares, nominal value SEK 3.14 per share, and, without duplication, the American Depositary Shares, each representing one ordinary share. The ordinary shares and the American depositary shares are referred to collectively herein as the Indigo shares.

Item 2.  Tender Offer of the Bidder.

         This statement relates to a cash tender offer by AerFi Sverige AB, a company organized under the laws of the Kingdom of Sweden, and an indirect wholly-owned subsidiary of AerFi Group plc, an Irish limited liability company ("AerFi"), described in a Tender Offer Statement on Schedule 14D-1, dated November 17, 1999, to purchase all of the issued and outstanding Indigo shares at a price of US$13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1999 and the related Letter of Transmittal (which together constitute the offer).

         The offer is being made pursuant to a combination agreement, dated as of November 11, 1999, between Indigo, AerFi Sverige and AerFi. The offer is not conditioned on obtaining financing. Pursuant to the combination agreement, if AerFi Sverige owns more than 90% of Indigo's voting rights and more than 90% of the outstanding Indigo shares following the unconditional time, as defined in the combination agreement, AerFi Sverige may take all action required to commence a compulsory acquisition in accordance with the Swedish Companies Act. The combination agreement is summarized in Item 3 of this Statement.

         Certain of Indigo's shareholders, who own 8,197,568 Indigo shares, or approximately 72.7% of Indigo's issued and outstanding shares, have agreed to exchange and/or sell those Indigo shares to AerFi and AerFi Sverige in separate transactions under a share exchange agreement, dated as of November 11, 1999 and/or a share purchase agreement, dated as of November 11, 1999, respectively. Under the share exchange agreement, 5,891,670 of these shares will be exchanged for 21,799,179 new ordinary shares of AerFi and under the share purchase agreement the remaining 2,305,898 Indigo shares will be sold to AerFi Sverige for $13.00 per Indigo share in cash. The consummation of the offer is not conditional upon the consummation of the share exchange agreement and share purchase agreement transactions and the consummation of the share exchange agreement and share purchase agreement transactions is not conditional upon the consummation of the offer. In addition, the controlling shareholders of Indigo will be granted options to purchase up to 1,000,000 new ordinary shares of AerFi at $3.17 per share pursuant to an option agreement. See "Item 3. Identity and Background - Arrangements with AerFi and AerFi Sverige" for a summary of these agreements.

         The Offer to Purchase states that the principal executive offices of AerFi Sverige are located at c/o Advokatfirman Vinge KB, P.O. Box 1703, S-111 87 Stockholm, Sweden.

Item 3.       Identity and Background.

         (a) The name and address of Indigo, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

         (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between Indigo or its affiliates and
(i) Indigo's executive officers, directors or affiliates or (ii) AerFi, AerFi Sverige or the executive officers, directors or affiliates of AerFi or AerFi Sverige.


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Arrangements with AerFi or AerFi Sverige

         The Combination Agreement

         The following is a summary of certain portions of the combination agreement and is qualified in its entirety by reference to the combination agreement, a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The combination agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

         The Offer. AerFi Sverige agreed to commence the offer no later than five business days after the combination agreement is announced. AerFi Sverige only has to accept for payment and pay for Indigo shares tendered under the offer if certain conditions that are described under the heading "The Tender Offer - Conditions of the Offer" in the Offer to Purchase, which information is incorporated by reference herein, are satisfied or waived.

         AerFi Sverige expressly reserves the right to waive the conditions to the offer and to make any change in the terms or conditions of the offer. However, AerFi Sverige may not, without the consent of Indigo:

     o    change the form of consideration to be paid;

     o decrease the price per Indigo share or the number of Indigo shares sought in the offer;

     o add conditions to the offer in addition to those listed in the Offer to Purchase;

     o establish a minimum number of Indigo shares that must be tendered in the offer;

     o otherwise amend the terms or conditions of the offer in a manner that, in Indigo's reasonable judgment, is adverse to Indigo or holders of the Indigo shares.

         However, AerFi Sverige may, without the consent of Indigo, extend the offer:

     o if any condition to the offer shall not have been satisfied or waived when the offer expires, until those conditions are satisfied or waived; or

     o for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission or by applicable law; or

     o on one or more occasions for an aggregate period of not more than 20 business days if, when the offer expires, the number of Indigo shares validly tendered and not withdrawn do not, together with the Indigo shares exchanged/sold to AerFi Sverige by controlling shareholders of Indigo pursuant to the share exchange agreement and the share purchase agreement, represent more than 90% of the voting rights and more than 90% of the Indigo shares outstanding.

         As soon as practicable after the conditions described under the heading "The Tender Offer - Conditions of the Offer" in the Offer to Purchase, which information is incorporated by reference herein, are satisfied or waived and in compliance with its obligations under the Exchange Act, AerFi Sverige shall accept all validly tendered Indigo shares for payment that have not been withdrawn. If any of the conditions listed in paragraph (1), subclauses (1),
(2), (3) and (4) of paragraph (2)(a) and paragraph 2 (b) (without the reference to subclause (5) of paragraph 2(a)) under the heading "The Tender Offer - Conditions of the Offer" in the Offer to Purchase, shall not have been satisfied when the offer expires, and AerFi Sverige and Indigo reasonably believe that that condition can be satisfied, AerFi Sverige shall extend the offer from time to time. AerFi Sverige shall not, however, be required to extend the offer beyond March 31, 2000.

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         The Compulsory Acquisition. If AerFi Sverige owns more than 90% of the voting rights and more than 90% of the outstanding Indigo shares after the unconditional time, as defined in the Offer to Purchase, AerFi Sverige intends to commence a compulsory acquisition of the remaining Indigo shares under the Swedish Companies Act.

         Stock Options. Each option or warrant to purchase Indigo shares from Indigo that is outstanding under any of Indigo's employee stock option or compensation plans or arrangements will be canceled. Holders of options or warrants will, at the election of the holder, either receive cash or options to purchase AerFi's ordinary shares.

         Representations and Warranties. AerFi, AerFi Sverige and Indigo have given various customary representations and warranties, including the following:

     o Indigo, AerFi and AerFi Sverige have represented as to their corporate status, the authorization and the enforceability of the combination agreement against each of them, the information to be provided by each of them for inclusion in U.S. Securities and Exchange Commission filings related to the offer and the combination, finders' fees and noncontravention,

     o AerFi has represented as to the sources of financing for the combination and the offer; and

     o Indigo has represented as to its capitalization, its subsidiaries and equity investments, certain information about its aircraft and leases, third party contracts, indebtedness, the accuracy of its financial statements and filings with the U.S. Securities and Exchange Commission, compliance with laws, the absence of undisclosed material liabilities, the absence of certain changes or events concerning its business from December 31, 1998 to the date of the combination agreement, the absence of material litigation, certain tax matters, certain employee benefit and pension plan matters, certain environmental matters, assets, certain labor matters, insurance, the inapplicability of any anti-takeover statutes, year 2000 compliance and the identification of and absence of material adverse changes.

         The representations and warranties contained in the combination agreement will only be in effect until the unconditional time.

         Covenants. Indigo, AerFi Sverige and AerFi have given various customary covenants. Set forth below is a description of certain of these covenants:

                  Conduct of Business. Indigo agreed that, from November 11, 1999 until the unconditional time, it will conduct its businesses as in the ordinary course consistent with past practice and will preserve its business organizations and relationships with third parties intact and keep available the services of its present officers and employees.

                  Specifically, Indigo will not, except as otherwise permitted by the combination agreement or if AerFi consents to in writing:

         o    adopt or propose any change in its organizational documents;

         o merge or consolidate with any other person or acquire a material amount of stock or assets of any other person;

         o acquire any aircraft other than under contracts or commitments in effect as of November 11, 1999;

         o sell or otherwise dispose of any aircraft or any material subsidiary or material amount of assets, securities or property, except under existing contracts or commitments and in the ordinary course consistent with past practice;

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         o    take any action that would make any of its representations and warranties under the combination agreement inaccurate at or as of any time before the unconditional time; or

         o omit to take any action necessary to prevent any of its representations or warranties from being inaccurate at any time.

                  However, nothing described in the preceding paragraph shall prevent Indigo from leasing, financing or refinancing its aircraft or any interest in its aircraft in the ordinary course of business consistent with past practice.

                  Access to Information. From November 11, 1999 until the unconditional time and subject to applicable law, Indigo agreed to:

         o give AerFi and AerFi's authorized representatives full access to Indigo's offices, properties, books and records;

         o furnish to AerFi and Indigo's authorized representatives all financial and operating data and other information that they may reasonably request; and

         o instruct Indigo's employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with AerFi in its investigation of Indigo.

                  No Solicitation; Other Offers. Indigo agreed that it will:

         o not solicit or encourage the submission of an acquisition proposal;

         o not engage in discussions or negotiations with, or disclose any nonpublic information about Indigo or give access to its properties, books or records to, any person who makes, may be considering making, or has made, an acquisition proposal;

         o not grant any waiver or release under any standstill or similar agreement relating to any class of its equity securities; or

         o notify AerFi promptly after receipt of any acquisition proposal (or indication thereof) or any information request related to an acquisition proposal.

                  However, this covenant does not prohibit Indigo from engaging in substantive discussions with, or furnishing nonpublic information to, any person who delivers an acquisition proposal for at least a majority of the Indigo shares which Indigo's board of directors determines in good faith by a majority vote to be superior to AerFi's proposal pursuant to the combination agreement, if:

         o    Indigo has complied with the covenant set forth above;

         o Indigo's board of directors determines in good faith by a majority vote, after consultation with Indigo's outside legal counsel, that it should, in its reasonable judgment, engage in discussions or furnish nonpublic information in order to comply with its fiduciary duties to Indigo under applicable law;

         o the person who delivers the superior acquisition proposal executes a confidentiality agreement with terms at least as favorable to Indigo as those contained in the confidentiality agreement with AerFi which was superseded by the combination agreement; and

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         o    Indigo notifies AerFi about its intentions to engage in
              discussions or furnish nonpublic information.

                  Indigo further agreed to terminate all activities, discussions and negotiations with any persons conducted before November 11, 1999, relating to any acquisition proposal. However nothing prevents Indigo's board of directors from complying with Rule 14e-2 under the Exchange Act or the Swedish Companies Act regarding any acquisition proposal.

                  Indigo's board of directors may withdraw, or modify in a manner adverse to AerFi, its recommendation to holders of Indigo shares if:

         o    Indigo has complied with its obligations to AerFi described above;

         o a superior acquisition proposal is pending at the time the board of directors determines to take that action;

         o the board of directors determines in good faith by a majority vote, after consultation with Indigo's outside legal counsel, that it should, in its reasonable judgment, take that action to comply with its fiduciary duties to Indigo under applicable law; and

         o Indigo notifies AerFi that it intends to take that action and identifies the person making, and the material terms and conditions of, that superior acquisition proposal.

                  Indemnification and Insurance of Indigo's Directors and Officers. AerFi agreed to indemnify Indigo's directors, officers or employees against specific claims made asserted or made within a period of five years after the unconditional time. AerFi has also agreed to pay all reasonable expenses incurred by or on behalf of any indemnified party in defending against any claim promptly after statements for those reasonable expenses are received, so long as:

         o    payment is permitted under applicable law; and

         o the relevant indemnified party agrees to reimburse AerFi for the payment of any expenses if it is ultimately determined that that person is not entitled to indemnification.

                  For a period of five years after the unconditional time, AerFi shall cause Indigo to maintain the officers' and directors' liability insurance covering persons who are presently covered by Indigo's officers' and directors' liability insurance policies, for acts or omissions occurring at or before the unconditional time on terms at least as favorable as those in effect on the date of the combination agreement or at the unconditional time. However, AerFi will not be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Indigo for that insurance.

         Conditions of the Offer. AerFi Sverige's obligation to accept for payment or pay for any Indigo shares is subject to the conditions set forth under the heading "The Tender Offer Conditions of the Offer" in the Offer to Purchase, which information is incorporated by reference herein.

         Termination. The combination agreement may be terminated before the unconditional time of the offer as follows:

         (1)      by mutual written consent of Indigo, AerFi Sverige and AerFi;

         (2)      by either Indigo or AerFi if:

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                  (a) the offer is not consummated by March 31, 2000 (this right is not available to any party whose breach of any provision of the combination agreement has been the cause of, or resulted in, the failure of the offer to be consummated by that time); or

                  (b) the acceptance and payment for the Indigo shares under the offer is prohibited or AerFi Sverige is enjoined from accepting and paying for the Indigo shares;

         (3) by AerFi and AerFi Sverige, if, before acceptance for payment of the Indigo shares under the offer:

                  (a) any person or group (other than AerFi Sverige, any of its affiliates or any institutional investor) acquires or proposes to acquire, after November 11, 1999, beneficial ownership of more than 10% of the Indigo shares or more than 10% of the assets of Indigo or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of those Indigo shares or assets (this termination right shall not be implicated solely by virtue of the Indigo shares beneficially owned by any of Indigo's shareholders who, on November 11, 1999, already beneficially owned more than 10% of the outstanding Indigo shares);

                  (b) any person or group (other than AerFi Sverige or any of its affiliates) makes or publicly announces an intention to make, a tender or exchange offer for at least 10% of the outstanding Indigo shares or publicly proposes to enter into a definitive agreement or an agreement in principle with Indigo regarding an acquisition proposal;

                  (c) (1) Indigo's board of directors withdraws or modifies in a manner adverse to AerFi Sverige, its approval or recommendation of the combination agreement, the offer or the combination, or recommends or enters into, or publicly announces its intention to enter into, an agreement or an agreement in principle for an acquisition proposal (or shall have resolved to do any of the foregoing); (2) there is a material breach of the provisions described under the heading "--Covenants--No Solicitation; Other Offers;" or (3) Indigo enters into a definitive agreement or an agreement in principle with a third party regarding an acquisition proposal;

                  (d) (1) any of Indigo's representations or warranties in the combination agreement that is (A) qualified by materiality or material adverse effect or any similar standard or qualification, was not true and correct when made or at any time before the acceptance for purchase of the Indigo shares or (B) not so qualified, was true and correct in all material respects when made or at any time before the acceptance for purchase of the Indigo shares; or (2) Indigo breaches or fails to perform any of its obligations under the combination agreement, and in the case of either clause (1) or (2), AerFi reasonably determines, after five Swedish business days' notice to Indigo, that the inaccuracy, breach or failure is incapable of being cured by March 31, 2000; or

                  (e) AerFi Sverige terminates the offer because of any of the events described under the heading "The Tender Offer - Conditions of the Offer" in the Offer to Purchase; or

         (4)      by Indigo if:

                  (a) AerFi Sverige terminates the offer or allows the offer to expire without either the purchase of any Indigo shares, or an extension of, the offer, other than because of any of the events described under the heading "The Tender Offer - Conditions of the Offer" in the Offer to Purchase;

                  (b) before the purchase of Indigo shares under the offer, a person or group makes a superior proposal and Indigo's board of directors terminates the combination agreement and enters into a binding agreement concerning that acquisition proposal; provided that Indigo may not exercise this right to terminate, and may not enter into a binding written agreement regarding that acquisition proposal, unless:

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                                    (1) Indigo notifies AerFi at least five
                           business days in advance that Indigo's board of directors has authorized and intends to terminate the combination agreement, specifying the material terms and conditions of the acquisition proposal,

                                    (2) AerFi does not make, within five
                           business days of receiving that notice, an offer such that a majority of Indigo's board of directors determines that (A) the foregoing acquisition proposal no longer is superior to AerFi's proposal or
                           (B) its fiduciary duties to Indigo no longer dictate that it should, in its reasonable judgment, terminate the combination agreement, and

                                    (3) on or before that termination, Indigo
                           pays AerFi a $5 million termination fee.

                           In connection with the foregoing, Indigo agreed that
                   it will (1) not enter into a binding agreement with respect to any acquisition proposal until at least the sixth business day after it notifies AerFi, (2) negotiate in good faith with AerFi, and consider in good faith any offer made by AerFi, during that period and (3) notify AerFi promptly if it changes its intention to enter into such binding agreement; or

                  (c) (1) any of AerFi's representations or warranties made in the combination agreement that is (A) qualified by materiality or material adverse effect or any similar standard or qualification, was not true and correct when made or at any time before the acceptance for purchase of the Indigo shares or (B) not so qualified, was not true and correct in all material respects when made or at any time before the acceptance for purchase of the Indigo shares, or

                  (2) AerFi breaches or fails to perform any of its obligations under the combination agreement, and in the case of either clause (1) or (2), Indigo reasonably determines, after five Swedish business days' notice by Indigo to AerFi, that that inaccuracy, breach or failure is incapable of being cured by March 31, 2000.

         Certain Fees and Expenses. Indigo has agreed to pay AerFi a termination fee of $5 million if:

         o    AerFi Sverige terminates the combination agreement under clause
              (c) of paragraph (3) under "--Termination" above; or

         o Indigo terminates the combination agreement under clause (b) of paragraph (4) under "--Termination" above.

         Indigo has agreed to pay AerFi the termination fee of $5 million plus documented out-of-pocket costs (not to exceed $2 million) in connection with the negotiation, execution, delivery and performance of the combination agreement and any consideration, investigation, negotiation and structuring of the transactions contemplated by the combination agreement if:

         o    AerFi Sverige terminates the combination agreement under clause
              (a) or (b) of paragraph (3) under "--Termination" above; and

         o before that termination any of the events described in clause (a) or (b) of paragraph (3) under "--Termination" above shall have occurred and concurrently with or within 12 months after that termination, a third party acquisition event occurs with the party or any of its affiliates that made the acquisition, offer or public proposal described in such clauses.

         A "third party acquisition event" means (1) the consummation of an acquisition proposal or series of acquisition proposals that results in (a) holders of Indigo shares before that transaction, by virtue of their ownership of those Indigo shares, in the aggregate owning less than 50% of the voting securities of the entity

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surviving or resulting from that transaction (or, if that entity is not its own ultimate parent, then its ultimate parent), (b) the sale, lease, exchange, transfer or other disposition of at least 50% of the assets of Indigo and its subsidiaries, taken as a whole or (c) the acquisition, directly or indirectly, by any person or group (other than the current shareholders, but only with respect to the Indigo shares beneficially owned by them as of the date of the combination agreement) of beneficial ownership of 50% or more of the Indigo shares (whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise) or (2) the entering into by Indigo, certain shareholders or any of their respective affiliates of a definitive agreement with respect to any such transaction.

         Indigo has agreed to pay AerFi the documented out-of-pocket costs and expenses (not to exceed $2 million) incurred by or on behalf of AerFi in connection with the negotiation, execution, delivery and performance of the combination agreement and any consideration, investigation, negotiation and structuring of the transactions contemplated by the combination agreement if:

         o    if the combination agreement its terminated under clause (c) or
              (d) of paragraph (3) or clause (b) of paragraph (4) under "--Termination" above, and

         o at the time of that termination AerFi was in compliance with its obligations under the combination agreement.

         AerFi has agreed to pay Indigo a termination fee of $5 million if Indigo terminates the combination agreement under clause (a) of paragraph (4) under "--Termination" above.

         AerFi has agreed to pay Indigo its documented out-of-pocket costs and expenses incurred (not to exceed $2 million) in connection with the negotiation, execution, delivery and performance of the combination agreement and any consideration, investigation, negotiation and structuring of the transactions contemplated by the combination agreement if:

         o Indigo terminates the combination agreement under (a) or (c) of paragraph (4) under "--Termination" above, and

         o at the time of the termination Indigo was in compliance with its obligations under the combination agreement.

         If AerFi or Indigo fails to promptly pay any amount due as described above, AerFi or Indigo shall also pay any costs and expenses incurred by the other in connection with a legal action to enforce the combination agreement that results in a judgment against AerFi or Indigo.

         Except as discussed above, all costs and expenses incurred in connection with the combination agreement will be paid by the party incurring that cost or expense.

         Amendments and Waivers. The combination agreement may be amended or waived before the unconditional time if that amendment or waiver is in writing and signed, in the case of an amendment, by Indigo, AerFi and AerFi Sverige or in the case of a waiver, by the party against whom the waiver is to be effective.

         The Share Exchange Agreement

         The following is a summary of certain portions of the share exchange agreement and is qualified in its entirety by reference to the share exchange agreement, a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The combination agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

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         General. On November 11, 1999, AerFi Sverige entered into the share exchange agreement with certain of Indigo's shareholders. See "Item 6. Recent Transactions and Intent with Respect to Indigo Shares." This document refers to these individuals and entities as the exchanging shareholders. Each exchanging shareholder agreed to:

         o transfer and deliver a portion of its Indigo shares to AerFi in exchange for 3.7 of AerFi's ordinary shares;

         o grant all of the consents of that exchanging shareholder that may be required under the terms and conditions of Indigo's stock option or compensation plans or arrangements to effect the exchange of the options and warrants that is contemplated by the combination agreement.

         Each exchanging shareholder also agreed not to:

         o grant any proxy or enter into any voting arrangement regarding its Indigo shares;

         o place any encumbrance on or dispose of its Indigo shares or its employee options except to its affiliates;

         o solicit or initiate the acquisition of any interest in the business, assets or capital stock of Indigo;

         o transfer or grant any option to transfer any rights in its AerFi during the six month period following the transfer of the Indigo shares to AerFi, except to certain permitted transferees;

         o    exercise any registration rights regarding its Indigo shares; and

         o disclose any confidential documents and information concerning AerFi or any of its subsidiaries furnished to that exchanging shareholder in connection with the share exchange agreement.

         Board of Directors and Management. AerFi has agreed that when the share exchange has been consummated, AerFi will:

         o appoint Mr. Karl-Axel Granlund and Mr. John Evans to AerFi's board of directors. These appointments will only be in effect until November 1, 2000. AerFi has no obligation after such time to cause any of these appointments to its board of directors. During the time that Mr. Granlund serves as a member of AerFi's board of directors, he will have the right to appoint an observer, subject to certain restrictions and limitations, to attend meetings of AerFi's board of directors on his behalf. Mr. Granlund has informed AerFi that he intends to appoint Mr. Geir Stormorken, managing director of Braathen Lease and Aviation Know How A/S and of Braganza A/S as his observer.

         o appoint Mr. John Evans President and Chief Executive Officer of ErgoFi Inc., a wholly-owned subsidiary of AerFi.

         Representations and Warranties. The share exchange agreement contains various customary representations and warranties, including the following:

         o by AerFi as to its corporate status, as to the authorization and enforceability of the share exchange agreement against it, as to its capitalization, as to the accuracy of its financial statements, as to the absence of occurrence of certain events that would reasonably be expected to have a material adverse effect on its ability to perform its obligations under the share exchange agreement, as to its aircraft fleet and related leases; and as to its year 2000 compliant status.

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

         o by each exchanging shareholder as to its valid title to its Indigo shares, the authorization and enforceability of the share exchange agreement against it, the number of Indigo share owned by it, its understanding that the AerFi share to be issued to it will not be registered under the Securities Act of 1933 and finders' fees.

         Certain Conditions to the Share Exchange Agreement

         The sale and exchange of Indigo shares will not take place unless the following conditions are met:

         o the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act (the U.S. antitrust legislation);

         o    compliance with the Irish mergers and takeovers legislation;

         o    the sale and exchange of shares is not illegal; and

         o all necessary filings in relation to the sale and the exchange have been made.

         AerFi's obligation to exchange the Indigo shares for AerFi shares is also subject to the following conditions:

         o all shareholders have performed their obligations under the share exchange agreement in all material respects;

         o the accuracy of Indigo's representations and warranties in the combination agreement;

         o the accuracy of the shareholders' representations and warranties in the share exchange agreement;

         o there is no law or proceeding which interferes, or could interfere, with AerFi's ownership of Indigo or the Indigo shares or otherwise could have a material adverse effect on Indigo or AerFi;

         o there is no change in Indigo's business, assets, financial condition or otherwise that could be expected to have a materially adverse effect on Indigo.

         The exchanging shareholders' obligation to exchange their shares is also subject to the following conditions:

          o AerFi has performed its obligations under the share exchange agreement in all material respects;

          o the accuracy of AerFi's representations and warranties in the share exchange agreement;

          o there is no change in AerFi's business, assets, financial condition or otherwise that could be expected to have a materially adverse effect on AerFi; and

          o AerFi's legal counsel shall have delivered certain opinions to Indigo.

         Termination. The share exchange agreement may be terminated before the sale and exchange of Indigo shares:

          o by mutual written agreement of AerFi and exchanging shareholders holding more than 50% of the Indigo shares to be exchanged under the share exchange agreement;

          o by AerFi or exchanging shareholders holding more than 50% of the Indigo shares to be exchanged under the share agreement, if the exchange has not occurred on or before March 31, 2000;

          o by AerFi or exchanging shareholders holding more than 50% of the Indigo shares to be exchanged under the share exchange agreement, if the consummation of the offer and the combination is prohibited or there is any judgment, injunction, order or decree enjoining the parties from consummating the offer and the combination;

          o by exchanging shareholders holding more than 50% of the Indigo shares to be exchanged under the share exchange agreement if any representation or warranty made by AerFi in the share exchange agreement that is inaccurate when made or at any time before the exchange of Indigo shares or AerFi has breached or failed to perform in any material respect any of its obligations under the share exchange agreement, and either case, such exchanging shareholder reasonably determines, after 30 calendar days' notice by such exchanging shareholder to AerFi, that inaccuracy, breach or failure is incapable of being cured by March 31, 2000; or

          o by AerFi if any representation or warranty by Indigo in the combination agreement or any representation or warranty by any of the exchanging shareholders in the share exchange agreement is inaccurate or any of the exchanging shareholders shall have breached or failed to perform in any material respect any of their respective obligations under the share exchange agreement, and in either case, AerFi reasonably determines, after 30 calendar days' notice by AerFi to the exchanging shareholders, that that inaccuracy, breach or failure is incapable of being cured by March 31, 2000.

         The Share Purchase Agreement

         The following is a summary of certain portions of the share purchase agreement and is qualified in its entirety by reference to the share purchase agreement, a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The share purchase agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

         On November 11, 1999, AerFi Sverige entered into the share purchase agreement with certain of Indigo's shareholders. See "Item 6. Recent Transactions and Intent with Respect to Indigo Shares." Each of these shareholders agreed to sell to AerFi Sverige the Indigo shares that are owned by it on the date of the share purchase agreement, except for Indigo shares to be exchanged by some of those shareholders for AerFi shares under the share exchange agreement, at the same price per share ($13) received by holders of Indigo shares under the offer.

         The sale and purchase under the share purchase agreement is subject to the same conditions as the share exchange under the share exchange agreement.

         The Option Agreement

         The following is a summary of certain portions of the option agreement and is qualified in its entirety by reference to the option agreement, a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The option agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

         On November 11, 1999, AerFi entered into an option agreement with the exchanging shareholders. Pursuant to this agreement, AerFi will grant to the exchanging shareholders options to purchase an aggregate of 1,000,000 AerFi ordinary shares, exercisable at any time from the date of receipt to the third anniversary of that date at the price of $3.17 per AerFi ordinary share in cash.

         The grant of options is subject to the same conditions as the share exchange under the share exchange agreement.

         The Registration Rights Agreement

         The following is a summary of certain portions of the registration rights agreement and is qualified in its entirety by reference to the registration rights agreement, a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The registration rights agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

         On November 11, 1999, AerFi entered into a registration rights agreement with the exchanging shareholders. AerFi agreed that if it proposes to sell ordinary shares in an underwritten public equity offering in any jurisdiction under an effective registration statement, other than a registration statement relating solely to employee benefit plans, under the Securities Act or under a comparable law of any other jurisdiction, we will give at least 30 days' written notice to the exchanging shareholders before filing the registration statement. The notice shall offer to the exchanging shareholders the opportunity to include in the offering the number of ordinary shares as each exchanging shareholder may request. Within 20 days after receipt of that notice, the exchanging shareholders shall, subject to the conditions described in the registration rights agreement, have the right by notifying AerFi in writing to require AerFi to include in the registration statement relating to that offering the number of ordinary shares as that exchanging shareholder may request subject to the rights of holders of already outstanding registration rights.

         The Tag-Along Rights Agreement

         The following is a summary of certain portions of the tag-along rights agreement and is qualified in its entirety by reference to the tag-along rights agreement, a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The tag-along rights agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

         General. On November 11, 1999, one of AerFi's major shareholders, Texas Pacific Group ("TPG"), agreed to extend to the exchanging shareholders of Indigo certain rights currently enjoyed by the officers and directors of AerFi to include ("tag-along") their AerFi ordinary shares (or a portion thereof) in sales by TPG of its AerFi ordinary shares (or a portion thereof).

         Letter Regarding Intention to Tender

         One of the shareholders of Indigo, Industrifinans SMB III ASA, has informed Karl-Axel Granlund (one of the exchanging shareholders) that it intends to tender all of its Indigo shares. As of September 30, 1999, Industrifinans SMB III ASA owned 219,920 Indigo shares. A copy of the letter from Industrifinans SMB III ASA has been filed with the Commission as an exhibit to this Schedule 14D-9.

Interests of Certain Persons in the Offer and the Combination

         In considering the recommendation of the Indigo board of directors to approve the combination, Indigo shareholders should consider that some of Indigo's directors and officers have interests in the combination that differ from, or are in addition to, their interests as Indigo shareholders. Indigo's directors and officers may receive benefits from the combination not available to Indigo shareholders generally. The Indigo board of directors was aware of these interests and considered them, among other matters, in approving the combination agreement and the transactions contemplated by the combination agreement.

U.S. Employment Agreements

         ErgoFi Inc., a wholly-owned subsidiary of AerFi, has entered into employment agreements with the following officers of Indigo Airlease Corporation, a U.S. wholly owned subsidiary of Indigo: John Evans, Joseph

Drobnich, Israel Padron and Arthur McChesney. The agreements will become effective upon the completion of the combination. The employment agreements for John Evans and Joseph Drobnich will replace their current employment agreements with Indigo Airlease Corporation, a wholly-owned U.S. subsidiary of Indigo. The term of the agreements is for three years commencing on the closing date of the combination and ending on the third anniversary thereof, unless renewed by mutual written agreement. Among other things, the agreements provide for each employee to receive:

          o    base salary;

          o a performance-related bonus, at the absolute discretion of the ErgoFi Inc. board;

          o such other benefits and perquisites as are generally provided by ErgoFi Inc. to its senior management employees in the United States; and

          o    a car.

         In addition to the benefits listed above, Joseph Drobnich is also entitled to, until April 2, 2001, the airfare for up to two round-trips per year for the executive's spouse between Florida and California.

         The agreements also provide that, if an executive (x) is terminated by ErgoFi Inc. without "cause", as defined in the agreements, or (y) terminates his employment for "good reason", as defined in the agreements, as a severance benefit, ErgoFi Inc. will continue to pay the executive for a period of (a) eighteen months following the date of termination if the date of termination is within twelve months of the closing date of the combination, an amount equal to the installments of his base salary (at the rate in effect at the date of termination) that would have been paid to him had his agreement and his employment with ErgoFi Inc. not been terminated or (b) six months following the date of termination if the date of termination is not within twelve months of the closing date of the combination, an amount equal to the installments of his base salary (at the rate in effect at the date of termination) that would have been paid to him had his agreement and employment with ErgoFi Inc. not been terminated.

         The agreements further provide for restrictions relating to confidentiality and, for a two-year period after the executive's termination, restrictions relating to nonsolicitation of employees of ErgoFi Inc. and its affiliates. They also provide that, unless otherwise waived by ErgoFi Inc., the executive is not to compete with ErgoFi Inc. and its affiliates for a period of two years after the executive's termination. During the two-year noncompete period, in consideration for the executive's covenant not to compete, ErgoFi Inc. will pay the executive:

          o    executive's base salary applicable at the time of termination;

          o a bonus equal to the average of the aggregate amounts paid to the executive as bonus in the two preceding years; and

          o a sum equal to the aggregate amount that ErgoFi Inc. would have paid during each year of the noncompete period for benefits for the executive had the executive remained employed by ErgoFi Inc.

Swedish Employment Agreement

         Indigo has entered into an employment agreement with Mario Schuler, managing director of Indigo, which will become effective upon completion of the combination. The employment agreement will replace the current employment agreement between Mr. Schuler and Indigo. The term of the agreement is for three years commencing on the closing date of the combination and ending on the third anniversary thereof, unless renewed by mutual written agreement. Among other things, the agreement provides for:

          o    base salary;

          o a performance-related bonus, at the absolute discretion of the board;

          o a house, including electricity, water, heating and fees for a security alarm system at no cost to the executive;

          o    the free use of a car; and

          o such other benefits and perquisites as are generally provided by Indigo to its other senior management employees in Sweden.

         The agreement also provides that, if the executive (x) is terminated by Indigo without "cause", as defined in the agreement, or (y) terminates his employment for "good reason", as defined in the agreement, as a severance benefit, Indigo will continue to pay the executive for a period of (a) eighteen months following the date of termination if the date of termination is within twelve months of the closing date of the combination, an amount equal to the installments of his base salary (at the rate in effect at the date of termination) that would have been paid to him had his agreement and his employment with Indigo not been terminated or (b) six months following the date of termination if the date of termination is not within twelve months of the closing date of the combination, an amount equal to the installments of his base salary (at the rate in effect at the date of termination) that would have been paid to him had his agreement and employment with Indigo not been terminated.

         The agreement further provides for restrictions relating to confidentiality and, for a two-year period after executive's termination, restrictions relating to nonsolicitation of employees of Indigo and its affiliates. It also provides that, unless otherwise waived by Indigo, the executive is not to compete with Indigo and its affiliates for a period of two years after the executive's termination. During the two-year noncompete period, in consideration for the executive's covenant not to compete, Indigo will pay the executive:

          o    executive's base salary applicable at the time of termination;

          o a bonus equal to the average of the aggregate amounts paid to the executive as bonus in the two preceding years; and

          o a sum equal to the aggregate amount that Indigo would have paid during each year of the noncompete period for benefits for the executive had the executive remained employed by Indigo.

Consulting Agreements

         ErgoFi Inc. has entered into a consulting agreement with Bradley Winograd which will become effective upon the completion of the combination. The consulting agreement will replace the current employment agreement between Mr. Winograd and Indigo Airlease Corporation. The term of the consulting agreement is for six months commencing on the closing date of the combination. If the parties mutually agree in writing, the term may be extended for additional six-month periods.

         The agreement provides that, in consideration of Mr. Winograd's agreement to provide consulting services to ErgoFi Inc. in relation to all financial matters in respect of Indigo and its subsidiaries, including in relation to the integration of the AerFi and Indigo businesses, ErgoFi Inc. will pay Mr. Winograd a consulting fee at the rate of $242,500 per year pro-rated on a monthly basis and will provide Mr. Winograd with such benefits as are generally provided to employees of ErgoFi Inc.

         The agreement also provides that if Mr. Winograd is terminated without cause prior to the termination of the original six month term, Mr. Winograd will be entitled to receive the fees and benefits he would have received during that six month term had his agreement and consultancy with ErgoFi Inc. not been terminated.

         The agreement further provides that Mr. Winograd is entitled to a car and, at ErgoFi Inc.'s absolute discretion, a performance-related bonus at the end of the term.

         It is expected that Mr. Karl-Axel Granlund will also enter into a consulting agreement with Indigo in connection with his services as a director of AerFi. The terms of this consulting agreement are currently being negotiated.

Item 4.  The Solicitation or Recommendation.

         (a)      Recommendation of the Board of Directors.

         Indigo's board of directors has unanimously approved the combination agreement and the offer and determined that the combination agreement and the offer are fair to, and in the best interest of, Indigo's shareholders. The board of directors unanimously recommends that all holders of Indigo shares accept the offer and tender their Indigo shares pursuant to the offer.

         (b)      Background of the Offer

         On December 18, 1998, Mr. Patrick Blaney, the Chief Executive of AerFi, wrote to Mr. Karl-Axel Granlund, the Chairman of Indigo, to inform him of the recent completion of AerFi's restructuring and suggested a meeting to consider whether an opportunity may exist for both organizations to work together to their mutual benefit. Mr. Granlund responded on December 21, 1998 by noting that Indigo was agreeable to a meeting to explore what opportunities might exist which could benefit Indigo and AerFi.

         On January 13, 1999, Mr. Blaney and Mr. Edward Hansom, AerFi's Chief Financial Officer, met with Mr. Granlund at AerFi's offices in Shannon, Co. Clare, Ireland. Both parties discussed their respective businesses and their respective strategies for future growth. In particular, Mr. Blaney discussed AerCo Limited, a bankruptcy-remote special purpose company that owns and leases 33 commercial jet aircraft and in which AerFi holds certain subordinated debt securities and all of the residual economic interest. Mr. Blaney discussed how AerCo Limited could purchase additional aircraft, and if Indigo was interested, a proposal to securitize some or all of Indigo's existing fleet in AerCo Limited could be submitted to AerCo Limited's board of directors.

         On January 14, 1999, Mr. Bradley Winograd, Executive Vice President and Chief Financial Officer of Indigo Airlease Corporation, a U.S. wholly owned subsidiary of Indigo, wrote to Mr. Blaney offering a Boeing 737-200 aircraft for sale. Mr. Blaney replied to Mr. Winograd on January 14, 1999 to the effect that the proposed sale fell outside AerFi's acquisition criteria and therefore was not of interest to AerFi.

         On February 4, 1999, Mr. Hansom made a presentation on securitization opportunities for Indigo to the Indigo board of directors. Mr. Hansom outlined AerFi's experience with aircraft securitization, including the structure and economic aspects of AerCo Limited. In addition, Mr. Hansom gave his views on each of the funding options available to Indigo including bank debt, public debt, aircraft sales and securitizations. Mr. Hansom also provided a comparison of the possible financial terms of an aircraft securitization by AerCo Limited compared with other aircraft securitization vehicles. On March 19, 1999, Mr. Blaney spoke with Mr. Granlund during which conversation Mr. Blaney stated that he would write to Mr. Granlund in this regard.

         On March 30, 1999, Mr. Blaney wrote to Mr. Granlund concerning the consolidation trend in the aircraft leasing industry. Mr. Blaney stated that it was his view that Indigo and AerFi must identify either a chosen niche in the industry or seek amalgamation opportunities in order to compete effectively with industry leaders. Mr. Blaney noted that AerFi and Indigo had businesses and management teams which were complementary with little overlap. In addition, Indigo had achieved good market recognition and had developed a significant track record in the aircraft leasing industry in a short space of time. Meanwhile, AerFi had become a strong, cash rich company which had successfully launched the AerCo Limited securitization vehicle. In his letter, Mr. Blaney proposed that AerFi and Indigo merge their businesses as this would combine complementary skills and achieve critical mass in terms of portfolio and financing capability. Mr. Blaney stated that he believed the following issues would have to be addressed to achieve such a combination:

          o    the relative valuation of both entities;

          o the amount of liquidity or cash provided to those shareholders who wished to exit; and

          o    the balance of continuing shareholders and allocation of control.

         During the first week of April 1999, Mr. Granlund advised Mr. Blaney that Indigo was already in discussions with other parties who were interested in possible investment in, or combination with, Indigo. However, Mr. Granlund indicated that Indigo's Board of directors would be prepared to consider any offer AerFi was prepared to make. Mr. Granlund emphasized that Indigo did not feel it was obliged to find a combination opportunity at that time and consequently, in any proposals to be made by AerFi, the valuation attributed to Indigo and the liquidity offered to Indigo's shareholders would be very important.

         On April 16, 1999, AerFi and Indigo entered into a confidentiality agreement following which AerFi provided Indigo with certain confidential information relating to AerFi.

         On April 26, 1999, Mr. Blaney and representatives of Greenhill & Co., financial adviser to AerFi, met with Mr. Mitchell Gordon, a non-executive director of Indigo, appointed by Indigo's Board to represent the interests of Indigo's public shareholders. The parties discussed which Indigo shareholders wanted liquidity and the possible advantages to Indigo of proceeding with a combination with AerFi.

         On May 4, 1999, Mr. Blaney wrote to Mr. Granlund proposing that, subject to Board approval and customary due diligence, AerFi would make a cash tender offer for some of Indigo's shares, with certain Indigo shareholders agreeing to exchange their Indigo shares for AerFi's ordinary shares at an agreed exchange ratio. Mr. Blaney attached an analysis from Greenhill & Co. that assumed a $13.00 per share offer price in the cash tender offer. In addition, Mr. Blaney also proposed that Mr. John Evans, Chief Executive Officer of Indigo Airlease Corporation, a U.S. wholly owned subsidiary of Indigo, would be offered a senior management position in the combined entity.

         On May 10, 1999, Mr. Granlund spoke with Mr. Blaney and Mr. Hansom and indicated that AerFi's proposal was not acceptable to Indigo for a number of reasons, including the total amount of cash available for the cash tender offer. Mr. Granlund also indicated that Indigo wished to receive $15 per share. Subsequently, AerFi indicated to Indigo that it was not willing to improve its offer.

         On June 9, 1999, Mr. Blaney met Mr. Evans in London where they discussed whether it was possible to re-commence discussions on a merger. On June 16, 1999, Mr. Blaney met with certain senior Company employees at the Paris Air Show during which Indigo employees outlined their experience and achievements to date.

         On June 14, 1999, Indigo's board of directors held a special telephonic meeting to discuss the possibility of a transaction with AerFi. Mr. Granlund and Mr. Evans reported on the status of the discussions with AerFi and another potential acquiror that had expressed an interest in a combination with Indigo. Indigo's board agreed to engage an investment bank to act as financial advisor in evaluating a possible transaction and appointed a sub-committee, consisting of Mr. Granlund, Mr. Evans, Mr. Gordon, Mr. David Neeleman and Mr. Geir Stormorken as members, Mr. Bradley Winograd as secretary and Mr. Jan-Eric Osterlund as deputy, to select the investment bank and to handle contacts with the investment bank relating to a possible transaction.

         On June 15, 1999, the sub-committee of Indigo's board of directors met and selected Bear Stearns & Co., Inc. to act as its financial advisor.

         On June 18, 1999, Indigo and AerFi entered into a further confidentiality agreement following which both parties exchanged information relating to each other's business, including financial projections relating to Indigo's business. See "The Tender Offer--Certain Information Concerning Indigo" in the Offer to Purchase which information is incorporated herein by reference.

         On June 23, 1999, Mr. Blaney, certain AerFi employees and representatives of Greenhill & Co. met with Mr. Evans, Mr. Winograd and representatives of Bear Stearns in New York, and Mr. Evans and Mr. Winograd made a presentation about Indigo's business and financial situation.

         On July 16, 1999, Mr. Blaney wrote to Mr. Granlund to outline AerFi's proposed terms for a potential acquisition of Indigo by AerFi. The proposal was subject to AerFi's board of directors' approval, all necessary regulatory approvals and to due diligence. It included a cash offer of $11.00 per Indigo share for 6.706 million Indigo shares and a share exchange in respect of Indigo's remaining shares at an exchange ratio of one Indigo share for 3.593 AerFi ordinary shares. The proposal also offered two AerFi board seats to representatives of Indigo following the combination.

         On July 21, 1999, Mr. Gordon spoke with Greenhill & Co. during which he emphasized that the cash purchase price would have to be over $13.00 per share. Following further discussions between the parties, on July 26, 1999, Mr. Gordon called Greenhill & Co. to confirm that a cash tender offer of $13.00 per Indigo share up to a maximum of $70 million, with the remaining shares exchanging at a ratio of one Indigo share for 3.875 AerFi ordinary shares, would be acceptable to Indigo subject to satisfaction of significant remaining outstanding issues.

         On July 30, 1999, Mr. Blaney wrote to Mr. Granlund to outline AerFi's proposed terms for a potential acquisition of Indigo, subject to AeriFi's board of directors' approval, regulatory approval and due diligence. Mr. Blaney indicated that AerFi would be prepared to pay $13.00 per share for 5.385 million Indigo shares with the remaining Indigo shares exchanging for AerFi shares at a ratio of one Indigo share for 3.875 AerFi ordinary shares.

         On August 5, 1999, Indigo's board of directors held a special meeting to consider the proposed transaction with AerFi. Indigo's board reviewed the status of discussions with AerFi and received an oral report from Bear Stearns. Indigo's board of directors resolved to enter into an exclusivity agreement with AerFi and to dissolve the sub-committee that had been formed at the June 14, 1999 meeting. Mr. Granlund and Mr. Evans were designated the contact persons for further discussions with AerFi.

         On August 6, 1999, Indigo granted AerFi an exclusivity period for the negotiation of terms on a combination of both entities. Subsequently this was extended to November 10, 1999.

         During August and September 1999, the parties undertook extensive due diligence on each other's businesses. Following the completion of the due diligence reviews in mid September, both parties held discussions to consider issues raised by the due diligence process.

     Following their discussion, on September 24, 1999, Mr. Blaney wrote to Mr. Granlund to propose a combination on the following terms:

          (i)  a cash tender offer of $13.00 per Indigo share,

          (ii) a total cash tender offer of $70 million,

         (iii) an exchange ratio of 3.7 AerFi ordinary shares per Indigo share not tendered in the offer,

          (iv) new options over 4 million AerFi ordinary shares at an exercise price of $3.00 per share for Indigo employees,

          (v) a loyalty bonus of $0.75 per new AerFi share option granted to Indigo employees,

          (vi) AerFi board seats for Mr. Granlund and Mr. Evans,

         (vii) Mr. Evans to become Chief Executive Officer of AerFi's newly formed U.S. subsidiary.

         Mr. Blaney also wrote to Mr. Evans on September 24, 1999 to outline in more detail the benefits of the proposed merger for Indigo's employees, including proposed terms for exchanging existing Indigo employee options for AerFi options. Following further discussions between Mr. Blaney, Mr. Granlund and Mr. Evans it was agreed that those shareholders in Indigo participating in the share exchange would receive options to purchase in aggregate one million AerFi ordinary shares at $3.17 per share exercisable within three years of the closing of any combination transaction.

         On October 19 and 20, 1999 the management of both entities met in Ireland to discuss each other's businesses further.

         During the remainder of October and November 1999, AerFi, Indigo, the controlling shareholders and their respective counsel negotiated the structure of the combination and the agreements to implement it, including the combination agreement, the share exchange agreement, the share purchase agreement and the option agreement.

         On November 7, 1999, AerFi's directors held a conference call with AerFi's management and AerFi's legal and financial advisors to review the status of the proposed transaction with Indigo.

         On November 9, 1999, Indigo's board of directors held a special telephonic meeting to review, with the advice and assistance of Indigo's financial and legal advisors, the final proposed terms and conditions of the combination agreement, the tender offer and related transactions. Indigo's Swedish and U.S. counsel reviewed the terms and conditions of the combination agreement as well as the agreements that were to be entered into by the controlling shareholders, including the share exchange agreement, the share purchase agreement and the option agreement. Representatives of Bear Stearns summarized and reviewed its financial analysis of the proposed transaction and delivered Bear Stearns' opinion that, as of November 9, 1999, the $13.00 per share in cash to be received by the holders of Indigo shares in the offer was fair from a financial point of view, to such holders other than Indigo's controlling shareholders. Indigo's board of directors then discussed the merits of the proposed combination agreement and offer. At the conclusion of this discussion, Mr. Evans informed the board that there were outstanding issues relating to the terms of employment that were being offered by AerFi to Indigo's key management employees and requested that the board allow him an additional day to continue to negotiate such terms prior to making a final decision on the proposal. The members of the board agreed to allow Mr. Evans an additional day to negotiate such terms and accordingly the board meeting was adjourned until November 10, 1999.

         On November 10, 1999, Indigo's board of directors reconvened its special telephonic meeting. Mr. Evans informed the board that Indigo's key management employees were satisfied with the terms of their proposed employment arrangements. Following a brief discussion on the terms of the combination agreement and the offer, the Indigo board unanimously approved that Indigo enter into the combination agreement, determined that the combination agreement and the offer are fair to and in the best interests of the holders of Indigo shares and recommended that shareholders of Indigo accept the offer and tender their Indigo shares pursuant to the offer.

         On November 10, 1999, AerFi's board of directors met and reviewed the terms and conditions of the combination agreement, the offer, the share exchange agreement, the share purchase agreement and all related agreements. Following such review AerFi's board of directors unanimously approved the offer and AerFi's entry into the combination agreement, the share exchange agreement, the share purchase agreement and all related agreements.

     The combination agreement, the share exchange agreement, the share purchase agreement and the other related agreements were signed on November 11, 1999.

         (c)      Reasons for the Recommendation of the Board of Directors.

     In making its recommendation to Indigo's shareholders, Indigo's board of directors considered a number of factors, including, but not limited to, the following:

          (i) the terms and provisions of the combination agreement and the offer;

          (ii) discussions with management of Indigo (at board meetings on June 14, 1999, August 5, 1999, November 9, 1999 and November 10, 1999
               and at previous board meetings) relating to Indigo's financial position, results of operations, business and prospects, including Indigo's prospects if it were to remain independent;

         (iii) the unfavorable treatment in the capital markets for small-cap commercial finance companies, such as Indigo, which made it difficult for Indigo to remain independent and obtain on attractive terms the additional capital necessary to grow its business;

          (iv) the results of previous discussions with third parties regarding potential merger or other business combination transactions with Indigo;

          (v) the trading price of Indigo's shares since its initial public offering in April 1998, and in particular the fact that over the past 12 months the shares had traded on the Nasdaq National Market primarily in a range between $6.00 and $9.00 and the fact that the $13.00 cash tender offer price represents a premium of approximately 27% over the last sale price of $10.25 for the Indigo shares on the Nasdaq National Market on November 9, 1999, the day prior to the meeting of the board to approve the combination agreement;

          (vi) the presentation by Bear Stearns at the November 9, 1999 board meeting and the oral opinion of Bear Stearns to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review as set forth in the opinion, the $13.00 per Indigo share in cash to be received by the holders of Indigo shares in the offer was fair, from a financial point of view, to such holders, other than the controlling shareholders. A copy of the written opinion of Bear Stearns, dated November 11, 1999, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Bear Stearns, is attached as Annex I hereto and is incorporated by herein by reference. Shareholders are urged to, and should, read the opinion of Bear Stearns carefully in its entirety;

         (vii) the fact that holders of approximately 72.7% of the Indigo shares were prepared to enter into the related share exchange agreement and share purchase agreement;

        (viii) the fact that the offer is not conditioned on the availability of financing; and

          (ix) the fact that the combination agreement permits Indigo's board of directors, in the exercise of its fiduciary duties, to terminate the combination agreement in favor of a superior alternative acquisition proposal although such termination would trigger the payment of a fee to AerFi by Indigo of $5 million and the reimbursement of expenses incurred by AerFi up to a maximum of $2 million.

         Indigo's board of directors recognized that the consummation of the offer and, if it is completed, the compulsory acquisition, will deprive Indigo's current public shareholders of the opportunity to participate in Indigo's future growth prospects and, therefore, in reaching its conclusion, the board determined that the historical results of operations and the future prospects of Indigo were adequately reflected in the $13.00 cash tender offer price per Indigo share. Indigo's board of directors also considered that although Indigo had in the past had discussions with third parties regarding possible merger or business combination transactions, no buyer other than AerFi had indicated an intention to make a proposal on terms as favorable to Indigo and its shareholders as that in the offer and related transactions.

         In view of the variety of factors considered in `connection with its evaluation of the transaction, Indigo's board did not assign relative weights to the specific factors considered in reaching its decision.

         Considering the above factors, Indigo's board of directors determined that acceptance of the offer and the tender of Indigo shares pursuant to the offer would be in the best interest of Indigo's shareholders.

Item 5.  Person Retained, Employed or to be Compensated.

         Indigo retained Bear Stearns & Co., Inc., to act as its financial advisor in connection with the offer and the combination. Pursuant to an engagement letter between Indigo and Bear Stearns, dated June 25, 1999, Indigo agreed to pay Bear Stearns an initial cash fee of $100,000. If the offer is not consummated by January 15, 2000, Bear Stearns will receive a cash fee of $100,000 upon termination. Upon consummation of the offer, Indigo will pay Bear Stearns a cash fee of $700,000, against which any fairness opinion fees shall be credited. Indigo agreed to pay Bear Stearns a cash fee of $400,000 at the time the fairness opinion was rendered. In addition, Indigo agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses.

         In addition, the Indigo Board of Directors approved the payment to Mitchell Gordon, a director of Indigo, of an aggregate of $140,000 for his services in advising the Board on the terms and conditions of the combination agreement and the offer and negotiating and facilitating the transaction with AerFi.

         Except as set forth above, neither Indigo nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Indigo on its behalf with respect to the offer.

Item 6.  Recent Transactions and Intent with Respect to Indigo Shares.

         (a) Except as described below, during the past sixty (60) days, no transactions in the Indigo shares have been effected by Indigo or, to the best of Indigo's knowledge, by any executive officer, director, affiliate or subsidiary of Indigo.

         On November 11, 1999, certain shareholders of Indigo entered into the share exchange agreement and/or the share purchase agreement whereby such shareholders have agreed to exchange a portion of their Indigo shares for new ordinary shares of AerFi and/or to sell all or a portion of their Indigo shares for $13.00 in cash. The consummation of the transactions contemplated by the share exchange agreement and the share purchase agreement are subject only to customary conditions, including the expiration of any applicable waiting period, and are not conditioned upon the consummation of the offer. The share purchase agreement and share exchange agreement are summarized in Item 3 above.

         The table below sets forth the directors and executive officers of Indigo who will exchange and/or sell their Indigo shares pursuant to the share exchange agreement and/or the share purchase agreement, and the number of Indigo shares that each of these directors and executive officers will exchange and/or sell.

                                             Number of Indigo Shares to be
                                          Exchanged under the Share Exchange     Number of Indigo Shares to be sold
Name                                                   Agreement                 under the Share Purchase Agreement
- ----                                      ----------------------------------     ----------------------------------
Karl-Axel Granlund (1)...............                   2,599,858                               764,285
Geir Stormorken (2)..................                   1,303,789                               456,785
Jan-Eric Osterlund (3)...............                     684,645                               259,417
John Evans...........................                     696,305                               503,856
Jon David Haugse (4).................                     477,037                               153,980
Bradley M. Winograd..................                     130,036                                94,075
Arne Wennberg........................                           0                                64,500
David Neeleman.......................                           0                                 9,000

- -----------
(1) Includes, in the aggregate, (i) 2,500,000 shares owned by Volito AB, of which Mr. Granlund beneficially owns approximately 65.0% of the outstanding capital stock, (ii) 864,043 shares owned by corporations that are wholly owned by Mr. Granlund and (iii) 100 shares owned by Mr. Granlund directly.

(2) Includes, in the aggregate, (i) 1,440,074 shares owned by Braathen Lease and Aviation Know How A/S and (ii) 320,500 shares owned by Braganza A/S. Mr. Stormorken is the Managing Director of each of this entities but disclaims the beneficial ownership of these shares.

(3) Includes, in the aggregate, 944,062 shares owned by QueQuoin Holding, Ltd. of which Mr. Osterlund is the chairman. Mr. Osterlund disclaims the beneficial ownership of these shares.

(4) Includes, in the aggregate, 631,017 shares owned by Industrifinans SMB II ASA of which Mr. Haugse is the Managing Director. Mr. Haugse disclaims the beneficial ownership of these shares.

         (b) To the best of Indigo's knowledge, except as set forth above, all other Indigo directors and executive officers who own Indigo shares will tender or cause the tender of all their Indigo shares under the offer.

Item 7.  Certain Negotiations and Transactions by the Subject Company.

         (a) Except as set forth herein, no negotiation is being undertaken or is underway by Indigo in response to the offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Indigo or any subsidiary thereof, (ii) a purchase, sale or transfer of a material amount of assets by Indigo or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of Indigo; or (iv) any material change in the present capitalization or dividend policy of Indigo.

         (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the offer that relates to, or would result in, one or more of the events referred to in
Item 7(a) above.

Item 8.  Additional Information to by Furnished.

              None.

Item 9.  Material to be Filed as Exhibits.

Exhibit
Number                               Description
- ------             -------------------------------------------------------------
(a)(1)             Offer to Purchase, dated November 17, 1999 (filed as Exhibit
                   (a)(1) to the Schedule 14D-1 of AerFi Group plc and AerFi Sverige AB filed with the Securities and Exchange Commission (the "Commission") on November 17, 1999 (the "Schedule
                   14D-1") and incorporated herein by reference).

(a)(2) Letter of Transmittal, dated November 17, 1999 (filed as Exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).

(a)(3)             Notice of Guaranteed Delivery (filed as Exhibit (a)(3) to the
                   Schedule 14D-1 and incorporated herein by reference).

(a)(4) Letter from Greenhill & Co., LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(4) to the Schedule 14D-1 and incorporated herein by reference).

(a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit
                   (a)(5) to the Schedule 14D-1 and incorporated herein by reference).

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

(a)(7) Summary Advertisement as published in The New York Times on November 17, 1999 (filed as Exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).

(a)(8) Text of Press Release issued by AerFi on November 11, 1999 (filed as Exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).

(a)(9)             Letter to Shareholders, dated November 17, 1999.*

(a)(10) Opinion of Bear, Stearns & Co. Inc., dated November 11, 1999 (attached to this Schedule 14D-9 as Annex I).*

(c)(1) Combination Agreement, dated November 11, 1999, among Indigo Aviation AB, AerFi Group plc and AerFi Sverige AB (filed as Exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).

(c)(2) Share Exchange Agreement, dated November 11, 1999, among AerFi Group plc and certain shareholders of Indigo Aviation AB (filed as Exhibit (c)(2) to the Schedule 14D-1 and incorporated herein by reference).

(c)(3) Share Purchase Agreement, dated November 11, 1999, among AerFi Group plc, AerFi Sverige AB and certain shareholders of Indigo Aviation AB (filed as Exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference).

(c)(4) Option Agreement, dated November 11, 1999, among AerFi Group plc and certain shareholders of Indigo Aviation AB (filed as Exhibit (c)(4) to the Schedule 14D-1 and incorporated herein by reference).

(c)(5) Registration Rights Agreement, dated November 11, 1999, among AerFi Group plc and certain shareholders of Indigo Aviation AB (filed as Exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by reference).

(c)(6) Tag-Along Rights Agreement, dated November 11, 1999, among AerFi Group plc, Texas Pacific Group and certain shareholders of Indigo Aviation AB (filed as Exhibit (c)(6) to the
                   Schedule 14D-1 and incorporated herein by reference).

(c)(7) Letter, dated November 9, 1999, addressed to Karl-Axel Granlund from Industrifinans SMB III ASA (filed as Exhibit
                   (c)(7) to the Schedule 14D-1 and incorporated herein by reference).

*    Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 1999

                                       INDIGO AVIATION AB

                                       By:  /s/ Bradley M. Winograd
                                          --------------------------------------
                                          Name:  Bradley M. Winograd
                                          Title:  Executive  Vice  President and
                                                  Chief Financial Officer

                                                               ANNEX I

                   [LETTERHEAD OF BEAR, STEARNS & CO., INC.]

November 11, 1999

Board of Directors
Indigo Aviation AB
Sodra Forstadsgatan 4
S-211 43 Malmo, Sweden

Ladies and Gentlemen:

We understand that Indigo Aviation AB. ("Indigo") and AerFi Group PLC ("AerFi") have entered into a Combination Agreement (the "Combination Agreement") dated November 11, 1999, pursuant to which AerFi will offer to acquire the approximately 3.0 million shares of Indigo currently held by public shareholders for $13.00 per share in cash (the "Cash Purchase Price"). We also understand that certain shareholders of Indigo (as set forth in the Share Purchase Agreement, the "Inside Shareholders") and AerFi have entered into a Share Purchase Agreement (the "Share Purchase Agreement") dated November 11, 1999, pursuant to which AerFi will acquire approximately 2.3 million shares held by the Inside Shareholders for the Cash Purchase Price. Additionally, we understand that certain Inside Shareholders and AerFi have entered into a Share Exchange Agreement (the "Share Exchange Agreement") dated November 11, 1999, pursuant to which approximately 5.9 million shares currently held by such Inside Shareholders will be acquired in a stock for stock exchange whereby each such Indigo share will be exchanged for 3.7 AerFi shares, and an Option Agreement (the "Option Agreement") dated November 11, 1999 whereby such Inside Shareholders will be granted options to purchase an aggregate of 1,000,000 AerFi shares at a price of $3.17 per share. You have provided us with a copy of the Combination Agreement, the Share Exchange Agreement, the Option Agreement and the Share Purchase Agreement (together, these agreements constitute the "Transaction").

You have asked us to render our opinion as to whether the Cash Purchase Price is fair, from a financial point of view, to the shareholders of Indigo (other than the Inside Shareholders).

In the course of performing our review and analyses for rendering this opinion, we have:

          o reviewed the Combination Agreement, the Share Exchange Agreement, the Option Agreement and the Share Purchase Agreement;

          o reviewed Indigo's Annual Reports to Shareholders and Annual Reports on Form 20-F for the fiscal years ended December 31, 1998 through 1999, and its Quarterly Reports on Form 6-K for the periods ended March 31, June 30, 1999 and September 30, 1999;

          o reviewed certain operating and financial information, including projections, provided to us by management relating to Indigo's business and prospects;

          o met with certain members of Indigo's senior management to discuss Indigo's business, operations, historical and projected financial statements and future prospects;

          o reviewed the historical prices, valuation parameters and trading volume of the common shares of Indigo;

          o reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Indigo;

          o performed discounted cash flow analyses based on the projections for Indigo furnished to us; and

          o conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections provided to us by Indigo and current and future estimates of aircraft values as provided by Avitas and adjusted, as appropriate, by management. With respect to Indigo's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Indigo as to the expected future performance of Indigo, respectively. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of Indigo that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Indigo, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

We have acted as a financial advisor to Indigo in connection with the Transaction and will receive a fee for such services. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Indigo for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Indigo and does not constitute a recommendation to the Board of Directors of Indigo or any holders of Indigo common stock as to how to vote in connection with the Transaction. This opinion does not address Indigo's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any offer to purchase to be distributed to the holders of Indigo common stock in connection with the Transaction.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Purchase Price is fair, from a financial point of view, to the shareholders of Indigo (other than the Inside Shareholders).

Very truly yours,

BEAR, STEARNS & CO. INC.

By:    /s/ Steven Begleiter
   ----------------------------
       Senior Managing Director

                                          EXHIBIT INDEX

(a)(9)             Letter to Shareholders, dated November 17, 1999.

(a)(10) Opinion of Bear, Stearns & Co. Inc., dated November 11, 1999 (attached to this Schedule 14D-9 as Annex I).